

February 24, 2014

Via E-mail
Mr. John Stinebaugh
Brookfield Property Group LLC
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023

> **Re: Brookfield Office Properties Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by Brookfield Property Partners L.P. et al.**
> **Filed January 27, 2014**
> **File No. 005-59615**
> **Brookfield Property Partners L.P.**
> **Amendment No. 1 to Form F-4**
> **Filed January 27, 2014**
> **File No. 333-193046**

Dear Mr. Stinebaugh:

We have reviewed your letter dated February 21, 2014 and have the following comment.

Amendment No. 1 to Schedule 13E-3

Exhibit (c)(5)

1. We note your response to comment 2 of our letter dated February 18, 2014, addressed to your affiliate Brookfield Office Properties Inc. In your response, you state that the standalone projections of Brookfield Property Partners L.P. appearing on page 34 of Exhibit (c)(5) to the Schedule 13E-3 filed by Brookfield Office Properties Inc. are not material. Please advise whether these projections were used by Morgan Stanley in its dividend discount model with respect to that entity, in order to derive a fair market value for the BPY units. If so, please provide a materiality analysis.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Mile T. Kurta, Esq.
        Torys LLP